SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                  PRIMA S.R.L.

                                       BY

                           COVANTA ENERGY CORPORATION

     This filing amends and restates the Form U-57 submitted on December 5, 2003 in File 073-00123 in order to notify the SEC of a change in ownership of Covanta Energy Corporation ("Covanta") which holds a 13% equity interest in Prima S.r.l. ("Prima"). The U-57 filed on December 5, 2004 also claimed foreign utility company status for Ambiente 2000 S.r.l. ("Ambiente"). A separate Form U-57 will be filed to provide updated information for Ambiente.

     Pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Covanta, a Delaware corporation, hereby files with the United States Securities and Exchange Commission ("Commission") notice that Prima, a limited liability companies formed under Italian law, is a foreign utility company within the meaning of PUHCA.

     Covanta requests that the Commission address communications concerning this notice to:


Timothy J. Simpson                           Glenn J. Berger
Senior Vice President and General Counsel    Paul Silverman
Covanta Energy Corporation                   Skadden, Arps, Slate, Meagher & Flom LLP
40 Lane Road                                 1440 New York Ave., N.W.
Fairfield, New Jersey 07004                  Washington, D.C.  20005
(973) 882-7308 (Tel.)                        (202) 371-7920 (Tel.)
(973) 882-7357 (Fax)                         (202) 371-7813 (Fax)
tsimpson@covantaenergy.com                   gberger@skadden.com

                                             H. Liza Moses
                                             LeBoeuf, Lamb, Greene & MacRae, LLP
                                             125 W. 55th Street
                                             New York, New York 10019-5389
                                             (212) 424-8224 (Tel.)
                                             (212) 424-8500 (Fax)
                                             Lmoses@llgm.com


Item 1

     The names and business addresses of the entities claiming foreign utility company status under Section 33(a) of PUHCA are:

Prima S.r.l.
Via G.E. Falck 63
20099 Sesto San Giovanni (Milan) ITALY

     Prima is a limited liability company organized and existing under the laws of Italy. Prima owns a waste-to-energy project located in the municipality of Trezzo sull'Adda, Lombardy Region, Italy. The project is capable of processing 500 metric tons of waste per day and has a nominal rated electric capacity of 18 megawatts ("MW"). The electrical output of the project is sold to the Italian national transmission grid management company, Gestore delle reti di trasmissione nazionale S.p.A., under a power purchase agreement with a 12-year term for 15 MW of the capacity of the project and a 15-year term for the remaining 3 MW of capacity. Through its indirect subsidiary, Covanta Waste to Energy, Inc. ("CWTE"), Covanta owns 13% of the outstanding equity interests in Prima. The remainder of the equity interests in Prima is owned by TTR Techo Trattamento Rifiuti S.r.l (85%) and Comune di Trezzo Sull'Adda (2%).

     Covanta, a company organized under the laws of Delaware, which was recently acquired by, and is now a wholly-owned subsidiary of, Danielson Holding Corporation ("Danielson"). Danielson is a Delaware corporation that engages through subsidiaries in the financial services and specialty insurance business. Danielson is a publicly traded company whose shares are widely held by individual investors as well as financial entities. To Danielson's knowledge, based in part upon information publicly filed with the U.S. Securities and Exchange Commission, the only entities that own five percent or more of Danielson's common stock are: SZ Investments, LLC, a private equity investment fund which owns 17.94 percent of Danielson's common stock; D. E. Shaw Laminar Portfolios, L.L.C., an investment fund ;which owns 7.42 percent of Danielson's common stock; and Third Avenue Value Fund, an investment company managed by Third Avenue Management, which owns 6.92 percent of Danielson's common stock. To Danielson's knowledge, no entity that directly or indirectly owns five percent or more of Danielson's voting securities is a public utility holding company.1

     Prima derives no part of its income, directly or indirectly from the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas within the United States. Prima is not is a public utility company operating in the United States.


---------------
1    D. E. Shaw Laminar, which, as set out above, is expected to own a 5 percent or greater voting interest in Danielson, is an associate company of power marketers that are engaged in the sale of electric power at wholesale but do not own any physical facilities for the generation, transmission or distribution of electric energy for sale. The Commission does not consider power marketers to be electric utility companies under the PUHCA. See, e.g., Arizona Electric Power Cooperative, Inc., et al., 2001 SEC No-Act. LEXIS 685, at *54 (2001) (and citations therein); Enron Capital & Trade Resources Corp., SEC 1987 No-Act. LEXIS (1987).

Item 2

     Prima is not an associate company, as defined in Section 2(a) of PUHCA, of any public utility company in the United States.


Exhibit A

     The requirement for State commission certification set forth in section 33(a)(2) of PUHCA is not applicable to this notification because Prima is not an associate company, or an affiliate company of any domestic public utility company.

                                    SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                           Covanta Energy Corporation



                           By:  /s/ Timothy J. Simpson
                                ----------------------------
                                Timothy J. Simpson
                                Senior Vice President and General
                                Counsel


Dated: March 19, 2004